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                      September 1, 2021

       Githesh Ramamurthy
       Chief Executive Officer and Chairman of the Board of Directors CCC Intelligent Solutions Holdings Inc.
       222 Merchandise Mart Plaza Suite 900
       Chicago, IL 60654

                                                        Re: CCC Intelligent
Solutions Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-259142

       Dear Mr. Ramamurthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology
       cc:                                              Ross M. Leff